July 2, 2008
VIA EDGAR AND BY COURIER
Mr. Larry Green
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 0123

Re:	Prospect Capital Corporation
Registration Statement on Form N-2
Post-Effective Amendment No. 6
Filed on May 28, 2008
File Number 333-143819
Dear Mr. Green,
On behalf of our client, Prospect Capital Corporation (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”), received by telephone on June 25, 2008 and June 26, 2008, with respect to Post-Effective Amendment No. 6 to the Registration Statement (the “Registration Statement”) on Form N-2 (Registration No. 333-143819) filed by the Company on May 28, 2008.
We have enclosed with this letter a marked copy of Post-Effective Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 8.
General
1.	Please revise the disclosure to include a “statement of additional information” as required by Part B of Form N-2 or, in the alternative, if you believe a statement of additional information is not required to be included in the Registration Statement, please revise the disclosure to include a discussion in Part A of the Registration Statement indicating your reasoning.

In response to this Comment, we respectfully advise the Staff that the Company did not include a “statement of additional information” as required by Part B of Form N-2 because all of the information required by Part B is already included in Part A of the Registration Statement. In further response to this Comment, we respectfully advise the Staff that we did not revise the disclosure to include a discussion in Part A of the Registration Statement indicating our reason for not including a statement of additional information. We respectfully refer the Staff to the instructions to Part B of Form N-2, which state that a registrant need not prepare a statement of additional information or refer to it in the

Mr. Larry Green
Securities and Exchange Commission

July 2, 2008
prospectus if all of the information required to be in the statement of additional information is included in the prospectus.

2.	Please confirm that you made this filing under Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”) and explain the purpose of this filing.

In response to this Comment, we advise the Staff supplementally that this post-effective amendment to the Registration Statement was filed under Section 10(a)(3) of the Securities Act in order for the Company to include in the Registration Statement updated audited financial statements through June 30, 2007, given that the Company’s fiscal year end is June 30th, and the latest audited financial statements found in previous filings were as of June 30, 2006, making them over 16 months old. We have also included financial statements as of March 31, 2008, given that the information was publicly available.
Registration Statement Cover
3.	Please revise the disclosure to delete references to Section 8(a) of the Securities Act and related language regarding delaying the effectiveness of the Registration Statement, as Section 8(a) of the Securities Act conflicts with Section 8(c), the applicable Securities Act section.

In response to this Comment, we have revised the disclosure on the cover page of the Registration Statement to delete references to Section 8(a) of the Securities Act and related language regarding delaying the effectiveness of the Registration Statement.
Prospectus Summary, page 1
4.	We note your statement that you terminated your policy of investing at least 80% of your net assets in energy companies. Please revise the disclosure to clarify that you still focus your investments in the energy industry, but also invest in other areas.

In response to this Comment, we respectfully refer the Staff to our disclosure under “Risk Factors—Risks Related To Our Investments—We may not realize gains or income from our investments” on page 17 where the Company explains that while it expects to be less focused on the energy industry in the future, it will continue to have significant holdings in the energy and energy related industries.

In further response to this Comment, we have revised the disclosure under “Prospectus Summary—The Company” on page 1 and “Business—General” on page 45 to explain that while the Company expects to be less focused on the energy industry in the future, it will continue to have significant holdings in the energy and energy related industries.

5.	We note your statement that on May 28, 2008 you priced a public offering of 3.25 million shares of common stock, which is expected to close on or about June 2, 2008. Please revise the disclosure to update this statement.

Mr. Larry Green
Securities and Exchange Commission

July 2, 2008
In response to this Comment, we have revised the disclosure under “Prospectus Summary—Recent Developments” on page 4, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” on page 25, and “Notes to Consolidated Financial Statements (Unaudited)—Note 10 (Subsequent Events)” on page F-30 to update information to reflect the current status of the above-referenced public offering.
Risk Factors
We are a relatively new company with limited operating history, page 10
6.	We note your statement that the dividends that you pay prior to being fully invested may be substantially lower than the dividends that you expect to pay when your portfolio is fully invested. Please revise this disclosure to clarify what is meant by “fully invested” and revise this language if you are not in fact 100% invested.

In response to this Comment, we have revised the disclosure under “Risk Factors—Risks Relating To Our Business And Structure—We are a relatively new company with limited operating history” on page 11 and 12 to remove references to “fully invested” and to disclose that as the Company continues to make new investments, future dividend levels will be dependent on its ability to make such investments and to finance such investments.
Provisions of the Maryland General Corporation Law and our charter..., page 21
7.	We note your statement that the Maryland Business Combination Act and the Maryland Control Share Acquisition Act may discourage others from trying to acquire control of you and increase the difficulty of consummating any offer. Please revise the disclosure to mention that these provisions may prevent your shareholders from being able to sell shares of your common stock at a premium over the current or prevailing market prices.

In response to this Comment, we have revised the disclosure under “Risk Factors—Risks Related To Our Securities—Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock” on page 23 to describe that these provisions may prevent the Company’s shareholders from being able to sell shares of its common stock at a premium over the current or prevailing market prices.
Use of Proceeds, page 39
8.	We note your statement that you intend to use the net proceeds from selling securities for general corporate purposes, which may include investing in portfolio companies in accordance with your investment objective and strategies, repayment of indebtedness, investing in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment. Please revise the disclosure to clarify that the general corporate purposes may actually not include investing in portfolio companies.

Mr. Larry Green
Securities and Exchange Commission

July 2, 2008
In response to this Comment, we have revised the disclosure under “Use of Proceeds” on page 40 to clarify that the Company may use the net proceeds from selling securities for investment in portfolio companies in accordance with the Company’s investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes.
Forward Looking Statements, page 40
9.	Please revise the disclosure to include language related to Section 27A of the Securities Act, which is found under the section “Prospectus Summary” on page 1 of the Registration Statement.

In response to this Comment, we have revised the disclosure under “Forward-Looking Statements” on page 41 to disclose that the forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.
Managerial Assistance, page 63
10.	We note your statement that as a business development company, you offer, and must provide upon request, managerial assistance to certain of your portfolio companies. Business development companies are required to provide this assistance to all of their portfolio companies. Please revise the disclosure to delete the reference to “certain” if you in fact provide this assistance to all of your portfolio companies.

In response to this Comment, we respectfully advise the Staff that the disclosure includes the word “certain” because pursuant to Section 2(a)(48)(B) of the Investment Company Act of 1940, as amended, a business development company is not required to offer or provide managerial assistance to all of its portfolio companies.
Financial Statements
11.	Please confirm in your response that you will comply with existing guidelines for investment companies regarding consolidated subsidiaries and financial statements.

In response to this Comment, we advise the Staff supplementally that the Company will comply with existing guidelines for investment companies regarding consolidated subsidiaries and financial statements pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies. In response to this Comment, we have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview as of March 31, 2008—Significant Accounting Policies and Estimates” on page 25 to include disclosure regarding these guidelines.
Part C—Other Information, page 7

Mr. Larry Green
Securities and Exchange Commission

July 2, 2008
12.	Please revise the disclosure to include an undertaking that you will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of your securities below net asset value.

In response to this Comment, we respectfully advise the Staff that we have not revised the disclosure to include an undertaking that the Company will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of its securities below net asset value. The requested disclosure is not required under Form N-2 or any of the rules or statutes relating to Form N-2. In further response to this Comment, the requested disclosure is not market standard. For example, we respectfully refer you to the registration statement on Form N-2 filed by American Capital Strategies, Ltd. on May 28, 2008 and the registration statement on Form N-2 filed by Ares Capital Corporation on April 9, 2008. Therefore, imposing this limitation on the Company would put the Company at a competitive disadvantage.

13.	Please revise the disclosure to include an undertaking that you will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of warrants or rights.

In response to this Comment, we respectfully advise the Staff that we have not revised the disclosure to include an undertaking that the Company will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of warrants or rights. We respectfully refer the Staff to our response to Comment 12. In further response to this Comment, the Registration Statement does not provide for offerings of rights, therefore, this portion of the requested disclosure does not apply to the Registration Statement.

Mr. Larry Green
Securities and Exchange Commission

July 2, 2008
     We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Leonard B. Mackey, Jr., Esq. or Andrew S. Epstein, Esq., 31 West 52nd Street, New York, New York 10019, facsimile (212) 878-8375.
Very truly yours,
/s/ Andrew S. Epstein

Andrew S. Epstein

cc:	John F. Barry III
M. Grier Eliasek
Brian Oswald
Simon Marom, Esq.
Leonard B. Mackay, Jr., Esq.